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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1 )(1)


                                 eNote.Com, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock ($.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  29355 N 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    Milton R. Gleit, Esq, McCarthy, Fingar, Donovan, Drazen & Smith, L.L.P.
            11 Martine Avenue, White Plains, NY 10606 (914) 946-3700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  April 6, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.  29355 N 10 9                13D                   Page  2 of 7  Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Friedlander Capital Management Corp.
     Burton G. Friedlander

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut corporation, U.S. citizen

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         5,401,500 (7,401,500 chares of Common Stock upon
                               conversion of Preferred and exercise
                               of all Warrants)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,401,500 (7,401,500 shares of Common Stock upon
                               conversion of Preferred and exercise
                               of all Warrants)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,401,500                (7,401,500 chares of Common Stock upon
                               conversion of Preferred and exercise
                               of all Warrants)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.5% of Common Stock upon conversion of Preferred and exercise of all Warrants

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO  (investment   manager   for  the   stockholder,   Friedlander   Limited
         Partnership) except IN with respect to 250,000 shares and CO with respect to 15,000 shares

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  29355 N 10 9                13D                   Page 3 of 7  Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

          Common Stock, $.01 par value
          eNote.Com, Inc.
          185 Allen Brook Lane
          P.O. Box 1138 Williston, Vermont 05495


--------------------------------------------------------------------------------
Item 2.  Identity and Background.

          Friedlander Capital Management Corp., ("FCMC") a Connecticut corporation in the principal business of asset management with its principal business and office at 104 Field Point Road, Greenwich, Connecticut 06830

          Burton G. Friedlander, ("Friedlander") a United States citizen residing in Connecticut. in the principal business of asset management with an address at 104 Field Point Road, Greenwich, Connecticut 06830. Mr. Friedlander is the sole person in control of FCMC.

          Neither FCMC nor Friedlander, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          Neither FCMC nor Friedlander, has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

          Working capital of Friedlander International Limited in the amount of $5,000,000 was used in making the purchase of the Convertible Preferred Stock and Common Stock Purchase Warrants, working capital of Friedlander Limited Partnership in the amount of approximately $1,166,500 was used in making the purchase of 136,400 shares of Common Stock and working capital of FCMC in the amount of approximately $71,750 was used in making the purchase of 15,100 shares of Common Stock, no part of any of which was borrowed.

CUSIP No.  29355 N 10 9                13D                   Page 4 of 7  Pages

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a) 5,000,000 shares of Convertible Preferred Stock, $.01 par value and 2,000,000 common stock purchase warrants were acquired by Friedlander International Limited from the issuer in a private placement for cash consideration of $5,000,000. 250,000 shares of Common Stock, $.01. par value were acquired by Friedlander from George Shiele in consideration for services rendered, 136,400 shares of Common Stock were acquired by Friedlander Limited Partnership in market purchases and 15,100 shares of Common Stock were acquired directly by FCMC in market purchases. The securities were acquired for investment. The undersigned may from time to time exercise the right to convert all or part of the preferred stock into common stock; may exercise all or part of the warrants to purchase common stock; may make purchases of common stock and may dispose of all or any part of the foregoing securities from time to time but have no specific plans to do any of the foregoing at this time.

     (b), (c), (e), (f), (g), (h), (i) and (j) The undersigned do not have any plan or proposal which relates to, or could result in, any of the matters referred to in the above-referenced subparagraphs, inclusive, of Item 4 of Schedule 13D. However, the undersigned may, at any time and from time to time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters but there is no present intention of doing so.

     (d) Pursuant to the private placement pursuant to which the subject securities were acquired, Friedlander International Limited is entitled to appoint two members of the Issuer's Board of Directors, which Board $hall not exceed seven directors, FCMC and Friedlander, as controlling person thereof plan to exercise such right to designate two directors which right terminates on the fifth anniversary of the private placement.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) By reason of FCMC's having dispositive and voting powers as investment manager of Friedlander International Limited, an international business company incorporated in Bahamas, it beneficially owns 5,000,000 shares of Convertible Preferred Stock, $.01 par value, of eNote.Com, Inc. and warrants to purchase 2,000,000 shares of Common Stock, $.01 par value of eNote.Com, Inc. The 7,000,000 shares of
          Common Stock underlying FCMC's Convertible Preferred Stock and Warrants together with the 250,000 shares of Common Stock owned by Friedlander and the transaction reported in Item 5 (c) constitute beneficial ownership of 43.5% of the Issuer's issued and outstanding Common Stock.

     (b) The undersigned has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all securities referenced in subpart (a) of this Item 5.

CUSIP No.  29355 N 10 9                13D                   Page 5 of 7  Pages


     (c) Attached hereto is an Addendum listing the transactions in the class of securities reported on herein by FCMC during the past sixty days.

     (d) All rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported on herein are held by the record owner of the subject securities, Friedlander International Limited, Friedlander Limited Partnership, FCMC and Friedlander, as the case may be.

     (e)  Inapplicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as described in subpart (d) of Item 4 above, there are no contracts, arrangements or relationships involving the undersigned with respect to securities of the Issuer.


--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

          The Issuer's Current Report on Form 8-K filed April 20, 1999 and the Exhibits thereto are incorporated by reference herein.

--------------------------------------------------------------------------------

CUSIP No.  29355 N 10 9                13D                   Page 6 of 7  Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     June 16, 1999
                                        ----------------------------------------
                                                         (Date)




                                                           /s/
                                        ----------------------------------------
                                                       (Signature)


                                            Burton G. Friedlander, President
                                        ----------------------------------------
                                                       (Name/Title)





                                                           /s/
                                        ----------------------------------------
                                                       (Signature)


                                                Burton G. Friedlander
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                             Addendum to Item 5 (c)


                       NUMBER
                         OF
DATE                   SHARES            PRICE     HOW EFFECTED

4/6/99                 1,000             6.00      Market Purchase
4/15/99                1,000             8.00      Market Purchase
4/29199                4,000             7.25      Market Purchase
4/30/99               10,600             7.44      Market Purchase

5/4/99                 5,700             8.66      Market Purchase
5/5/99                 4,800             9.00      Market Purchase
5/7/99                 3,000             9.125     Market Purchase
5/10/99               55,000             9.125     Market Purchase
5/10/99                4,000             9.375     Market Purchase
5/11/99                2,300             9.125     Market Purchase
5/12/99                5,000             9.125     Market Purchase
5/14/99                2,000             9.375     Market Purchase
5/17/99                4,000             9.375     Market Purchase
5/18/99                6,000             9.312     Market Purchase
5/19/99                4,000             9.187     Market Purchase
5/27/99               11,000             6.886     Market Purchase
5/28/99                8,000             6.625     Market Purchase

6/2/99                 2,500             6.125     Market Purchase
6/3/99                 6,000             6.125     Market Purchase
6/4/99                 2,000             5.875     Market Purchase
6/7/99                 3,700             5.625     Market Purchase
6/8/99                 2,000             5.625     Market Purchase
6/9/99                 2,000             5.625     Market Purchase
6/11/99                1,900             5.625     Market Purchase